Chicago Bridge & Iron Company N.V.
One CB&I Plaza
2103 Research Forest Drive
The Woodlands, TX 77380
CHICAGO BRIDGE & IRON COMPANY N.V. HAS REQUESTED CONFIDENTIAL TREATMENT FOR PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. 200.83. THIS RESPONSE LETTER OMITS CERTAIN CONFIDENTIAL INFORMATION THAT HAS BEEN DELIVERED SEPARATELY TO THE DIVISION OF CORPORATION FINANCE. THE OMISSIONS ARE DENOTED WITH FOUR ASTERISKS (****).
December 18, 2007
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Chicago Bridge & Iron Company N.V.
Form 10-K for the Fiscal Year Ended December 31, 2006
Forms 10-Q for the Fiscal Quarters Ended March 30, 2007 and September 30, 2007
Form 8-K filed November 21, 2007
File No. 001-12815

Ladies and Gentlemen:
     By letter dated December 4, 2007, Chicago Bridge & Iron Company N.V. (the “Company”) received the Staff’s comments relating to the above listed filings of the Company (the “Comment Letter”). In response to the Comment Letter, the Company submits the following responses. The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Company’s responses to those comments.
Form 10-K for the year ended December 31, 2006
Note 9, Retirement Benefits, page 58
1. We note your adoption of SFAS 158 during the year ended December 31, 2007, however it is unclear where you have included all of the disclosures required by paragraphs 7 and 21 of SFAS 158. Specifically, your disclosure does not appear that have included separate line items in your Statement of Stockholders Equity to present the adoption of SFAS 158. The impact of applying this statement is not part of comprehensive income for the period, but rather an

Securities and Exchange Commission
December 18, 2007

adjustment of the ending balances on both page 66 and in your Statement of Stockholders Equity.
Response:
     As the FAS 158 transition adjustment was $2.0 million (net of tax) and our Comprehensive Income for the year ended December 31, 2007 was $125.7 million, we believe that the value of the adjustment is quantitatively and qualitatively immaterial according to SEC Staff Accounting Bulletin Topics 1.M, “Materiality” (SAB 99). Also, the Company believes that there is sufficient transparency in the notes to the consolidated financial statements regarding the components of Comprehensive Income and the Statement 158 transition adjustment. Specifically, the Company has quantitatively/qualitatively described the impact of the FAS 158 transition adjustment on our 2007 Other Comprehensive Income in our Retirement Benefits Note #9 to the consolidated financial statements and has described the components of Accumulated Other Comprehensive Income in Note #11 to the consolidated financial statements. In future filings, we will expand our disclosures as required by paragraphs 7 and 21 of SFAS 158.
Form 10-Q for the Quarter ended March 31, 2007
New Accounting Standards, page 7
2. In future filings, please include your obligation for unrecognized income tax benefits in your table of contractual obligations or provide a textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the unrecognized tax benefits using the same time frames stipulated in the table.
Response:
     In future filings, the Company will include its obligation for unrecognized income tax benefits in our table of contractual obligations and will provide a textual discussion of this obligation below the table.
Form 10-Q for the Quarter ended September 30, 2007
Significant Accounting Policies, page 6
3. We note that you have a project with outstanding unapproved change orders/claims of $78.5 million. Please provide us with more history and background concerning this project. Provide us with a roll-forward of costs incurred and reimbursed and revenues recognized. Separate the revenue recognized according to the agreed upon contract terms and any unapproved change orders/claims. Detail cash advances received for unapproved change orders/claims and any subsequent agreements to pay for the unapproved change orders/claims. Tell us why the change orders were made and why they have not been approved. Finally address you accounting for these change orders in accordance with paragraphs 61-67, or SOP 81-1. In

Securities and Exchange Commission
December 18, 2007

this regard we assume theses are change orders in dispute and as such you have met the requirements of paragraph 65 for recognition.
Response:
     The project is a lump sum turnkey contract for Engineering, Procurement, Construction and Commissioning of a **** (the “Project”). The current Project scope features ****. The contract was awarded in the fourth quarter of 2004 with a contract price of approximately **** and as a result of multiple significant previously approved change orders significantly increasing the scope of the Project, the current contract price is approximately ****. The project is scheduled to be completed in ****, with progress on a cost-to-cost basis of approximately **** as of ****.
     The $78.5 million of claims and unapproved change orders reported as of September 30, 2007 are summarized as follows:
•	**** claim/change request (****)- This represents the Company’s claim against the owner associated with a **** for additional costs incurred due to a **** regarding the manner in which ****. The additional costs claimed under this change request result from **** and are not as a result of failures or deficiencies on the Company’s part. The Company ****, and the cost and use of ****. Based on these ****, the Company ****.

More than a year after contract award, and more than ****, the owner ****.

Turning to the Company’s cost calculation for this change request, the Company calculated the additional costs associated with this change in the work using contemporaneous Project records and normal and reasonable Project costing methods, taking into account the particular work performed.

Based upon its review of this change request and related documentation, as well as ****. ****.

Our accounting for this claim falls under paragraph 65 of SOP 81-1. Costs associated with the claim are treated as costs of contract performance in the period in which they were incurred, and contract revenue was recognized as a result of an adjustment to the contract price. Based upon the discussion noted above, it is CBI management’s belief that all of the criteria of SOP 81-1 paragraph 65 (a) through (d) have been met as follows:
a.	A contract and other evidence provide a legal basis for the claim. This conclusion is supported by various Project data and is consistent with the view of CBI’s in-house legal counsel.

b.	As a result of the ****, CBI incurred additional identifiable costs to ****.

Securities and Exchange Commission
December 18, 2007

c.	The claim value of **** for the **** included in the determination of contract value represents SOP 81-1 identifiable costs incurred and to-be-incurred prospectively and are deemed to be reasonable.

d.	It is management’s opinion that evidence of the claim value recognized by the Company is objective and verifiable.
****, CB&I and the owner have continued to meet to resolve this matter and the owner continues to review underlying support associated with the claim and settlement is expected within the next several months.
•	Jetty Repair Change Order (****) — This change order is the **** for the repair of damage to the jetty that occurred during severe storms last winter. The change orders are the result of the indemnification provisions of the contract. Revisions **** were previously approved and are included in the current contract price. This change order was approved by the owner in December, 2007.

Our accounting for this unapproved change order falls under paragraph 62 of SOP 81-1. Costs associated with the claim are treated as costs of contract performance in the period in which they were incurred, and contract revenue was recognized as a result of an adjustment to the contract price. As we did not determine realization was assured beyond a reasonable doubt, we did not adjust contract price by an amount that exceeded the costs attributable to the change order. We deemed recovery was probable because of the clear contractual basis and our favorable experience of negotiating similar change orders.
Relative to the activity of this project during 2007, the following summarizes agreed upon and claim related revenue, expenditures and changes in loss estimates recognized for each reported period of 2007:
Q1 2007

Revenue — Agreed Upon		****
Revenue — Claim Related		****
Contract Cost		****
(Increase)/Decrease in Loss Reserves		****

Gross Profit/(Loss) Recognized	$	****
Q2 2007

Revenue — Agreed Upon	$	****
Revenue — Claim Related		****
Contract Cost		****
(Increase)/Decrease in Loss Reserves		****

Gross Profit/(Loss) Recognized	$	****

Securities and Exchange Commission
December 18, 2007

Q3 2007

Revenue — Agreed Upon	$	****
Revenue — Claim Related		****
Contract Cost		****
(Increase)/Decrease in Loss Reserves		****

Gross Profit/(Loss) Recognized	$	****
Form 8-K filed November 21, 2007
4. With regards to the Combustion Engineering $204,000 Contribution Agreement, under which Lummus is an obligor that is jointly and severally liable for payment of the $204,000, tell us and disclose in future filings, how the Company’s acquisition of Lummus impacts this obligation. Please ensure that your disclosure address this contingency as well as any other obligations or guarantees assumed in the acquisition.
Response:
     On August 28, 2006, Lummus emerged from a Chapter 11 Bankruptcy Case under Section 524(g) as a reorganized debtor under a Chapter 11 Plan. A Channeling Injunction, which applies to all past, present, and future asbestos claims, was entered under Section 524(g) that requires all such claims to be channeled into and paid out of a trust, provided the trust is fully funded as required by the Bankruptcy Case. The $204.0 million was paid into the trust on November 14, 2007 by the Seller in satisfaction of the obligation under the Contribution Agreement, and the trust is fully funded. Lummus’ only continuing obligation is to make available, until December 31, 2016, relevant information from Lummus’ files in defense of such claims. Accordingly, the Company does not have any significant obligations or contingencies relating to this matter.
Acknowledgement:
     The Company acknowledges that:
     (a) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings with the Securities and Exchange Commission (the “Commission”);
     (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings with the Commission; and

Securities and Exchange Commission
December 18, 2007

     (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Request for Confidential Treatment
     Pursuant to the provisions of 5 U.S.C. 552 and 17 C.F.R. 200.80 and 200.83 under the Freedom of Information Act (the “FOIA”), the Company respectfully requests confidential treatment of the portions of this letter underlined and set off above by brackets (the “Confidential Information”). This confidentiality request expressly includes and applies to all memoranda, notes, transcripts or other records of any sort whatsoever created by, or at the direction of, any employee of the Commission (or any other government agency) which incorporate, include or relate to any of the Confidential Information.
     We believe that the Confidential Information contains information that is covered by one or more exemptions in the FOIA. In particular 17 C.F.R 200.80(b)(4) exempts disclosure of commercial or financial information that is privileged or confidential.
     If any person (including, but not limited to, any government employee who is not an employee of the Commission) requests an opportunity to inspect or copy the Confidential Information, we specifically request that we be: (1) promptly notified of any such request; (2) furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself and any Commission determination with respect to such request); and (3) given sufficient advance notice of any intended release so that the Company and its counsel, if deemed necessary or appropriate, may pursue any available remedies. If the Commission is not satisfied that the Confidential Information is exempt from disclosure pursuant to the FOIA and the applicable rules of the Commission, we hereby request an opportunity to be heard on such matter.
     Pursuant to Rule 83, a copy of this request (but not this response letter) is also being delivered to the Freedom of Information Act Officer of the Commission.
     If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (832) 513-1119.

Very truly yours, /s/ Ronald A. Ballschmiede Ronald A. Ballschmiede Chief Financial Officer